Exhibit (a)(7)

May 20, 2005

To Our Stockholders:

     On March 25, 2005, we sent you the Offer to Purchase and related materials regarding NewCal Corporation’s Offer to purchase all the common shares of Calprop Corporation at a cash price of $0.65 per share, net to selling stockholders. NewCal Corporation has informed us that it has received tenders of sufficient shares to satisfy the Minimum Conditions stated in its Offer and to permit the merger of NewCal into Calprop as described in its Offer to Purchase. NewCal has further informed us that it intends to close its Offer and to accept and pay for all tendered shares promptly after the new Expiration Date stated below.

     The tender offer, which is subject to the conditions set forth in the Offer to Purchase dated March 25, 2005, as amended by the revised Offer to Purchase dated April 22, 2005 (as so amended, the “Amended Offer to Purchase”) and further amended by the Supplement to the Amended Offer to Purchase dated May 20, 2005 that is enclosed with this letter, was originally scheduled to expire on April 21, 2005, which date was subsequently extended to May 19, 2005.

     NewCal Corporation has now further amended its tender offer documents, to make the following changes:

•	To extend the Expiration Date of the Offer until midnight, New York City time, on May 26, 2005 in order to provide an additional period for all stockholders to tender their Calprop stock and to consider the additional information and clarifications referred to below; and

•	To provide the additional information and clarifications set forth in the enclosed Supplement to the Amended Offer to Purchase regarding the terms and conditions of the Offer and Calprop’s consideration and recommendation thereof, which additional information and clarifications do not modify the price to be paid for Calprop stock or any of the other principal terms and conditions set forth in the original Offer to Purchase dated May 9, 2005.

Calprop Corporation, 13160 Mindanao Way, Suite 180, Marina Del Rey, CA 90292 (310) 306-4314 FAX (310) 301-0435

     If the tender offer is successful, NewCal will merge into Calprop in a transaction in which cash will be paid for any publicly held shares of Calprop common stock that are not tendered in response to the Offer at the same cash price as that paid in the Offer. These transactions are intended to result in Calprop becoming a privately-held company.

     We have approved NewCal Corporation’s Offer and recommend that all Calprop stockholders tender their shares. We urge you to consider carefully the information contained in NewCal Corporation’s Amended Offer to Purchase and the enclosed Supplement thereto, and to determine promptly whether you wish to accept the Offer and tender your shares of Calprop common stock. If you decide to tender your shares, you should follow the instructions in the enclosed materials and submit your shares, or make arrangements with your broker or other nominee to do so, sufficiently in advance of the new May 26, 2005 Expiration Date of NewCal’s Offer to enable your shares to be received by the Depositary for the Offer by that date.

The Board of Directors